UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 .OMB APPROVAL
 OMB Number: 3235-0145
 Expires: October 31, 2002
 Estimated average burden
 hours per response. 14.90
SCHEDULE 13D   Under the Securities Exchange Act of 1934
(Amendment No. )*
(Name of Issuer) 		 EZ Corp. Inc.
(Title of Class of Securities)	  CL-A
I (CUSIP Number)		  302301106000
 .,
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Paul J. Isaac
			75 Prospect Avenue
			Larchmont, New York  10538
			(914) 834-3925
(Date of Event which Requires Filing of this Statement)
			December 20, 2000
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-l(e), 240.13d-l(t)
or 240.13d-1(g), check the following
box. D
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d- 7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 (" Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.
SEC 1746
(03-00) ~


CUSIP No.
1.	      Names of Reporting Persons.   I.R.S. Identification
Nos. of above
persons (entities only)
Paul J. Isaac 		 	(principle reporting person)


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

(a)
(b)  X
3.	       SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant
to Items
2(d) or 2 (e).

No

6.	 Citizenship or Place of Organization

	New York
7.	Sole Voting Power	480,200 (Paul J. Isaac)
8.	 Shared Voting Power

13,250	 (Abigail E. Isaac)
23,650	(Benjamin J. Isaac)
13,750 	(Johanna H. Isaac)
  6,750 	(Samuel F. Isaac)
221,700	(Isaac Brothers, L.L.C.)
35,800	(Isaac Grandchildren's Trust)
9.	Sole Dispositive power
	480,200 (Paul J. Isaac)
10.	Shared Dispositive Power

13,250	 (Abigail E. Isaac)
23,650	(Benjamin J. Isaac)
13,750 	(Johanna H. Isaac)
  6,750 	(Samuel F. Isaac)
221,700	(Isaac Brothers, L.L.C.)
35,800	(Isaac Grandchildren's Trust)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

480,200 		Paul J. Isaac

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (see
instructions)

NA
13.	Percent of Class Represented by Amount in Row (11)

4.43% 		Paul J. Isaac
 .12%	 	Abigail E. Isaac
 .22%		Benjamin J. Isaac
 .13%		Johanna H. Isaac
  	.06%		Samuel F. Isaac
2.05%		Isaac Brothers, L.L.C.
 .33%		Isaac Grandchildren's Trust

14.	Type of Report Person (see instructions)

IN = Paul J. Isaac
IN = Abigail E. Isaac
IN=  Benjamin J. Isaac
IN = Johanna H. Isaac
  	IN = Samuel F. Isaac
PN = Isaac Brothers, L.L.C.
OO =Isaac Grandchildren's Trust






Item 1. Security and Issuer

EZ Corp. Inc. - CL-A
	1901 Capital Parkway
	Austin, Texas 78746
	(512) 314-3400
Item 2. Identity and Background

 (a) Name		Isaac Brothers,  L.LC.
		Isaac Grandchildren's Trust
(b) Residence or business address

Isaac Brothers, L.L.C.
	P.O. Box 456
	Tuckahoe, New York 10707

		Paul J. Isaac - Manager
		Daniel H Isaac - member
		Frederick J. Isaac - member


	Isaac Grandchildren's Trust
	P.O. Box 456
	Tuckahoe, New York 10707

		Paul J. Isaac- manager
		Abigail E. Isaac - grandchild
		Johanna H. Isaac - grandchild
		Samuel F. Isaac  - grandchild
		Benjamin J. Isaac -grandchild

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

	Isaac Brothers, L.L.C.
	C/o GF Investments
	1271 Avenue of the Americas, 48th Floor
	New York, New York 10020

	Isaac Grandchildren's Trust
	C/o GF Investments
	1271 Avenue of the Americas, 48th Floor
	New York, New York 10020




(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;
	None
(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment; decree or final order; and
	None
(f) Citizenship.
	United States
Item 3. Source and Amount of Funds or Other Consideration Purchases were made with cash for personal investment.

Item 4. Purpose of Transaction
The purchase of 480,200 shares of CL-A security from EZ Corp., Inc. from the
Issuer from September 1999 until the
present was made for investment purposes. There may be further purchases of the stock from the Issuer for personal investment purposes.
Item 5. Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item I (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned
(identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

Isaac Brothers, L.L.C. holds 221,700 of the issued CL-A shares of the Issuer, or
2.05% (Paul J. Isaac, Daniel H.
Isaac and Frederick J. Isaac).

Isaac Grandchildren's Trust holds 35,800 of the issue Cl-A shares of the Issuer, or .33% (Abigail E. Isaac,
Johanna H. Isaac, Samuel F. Isaac and Benjamin J. Isaac, all minor children of
Paul J. Isaac)




(b) For each person named in 'response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

221,700 shared power to vote and shared power to dispose for Isaac
Brothers,
L.L.C. (Paul J. Isaac, manager
and  Daniel H. Isaac, member and Frederick J. Isaac, member

35,800 shared power to voie and shared power to dispose for Isaac Grandchildren's Trust (Abigail E. Isaac,
Johanna H. Isaac, Samuel F. Isaac and Benjamin J. Isaac, all minor children of
Paul J. Isaac)
(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (240.13d-191 ), whichever is less, by the persons named in response to paragraph (a).
Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: ( I) the identity of the person covered by Item 5( c ) who effected the transaction;
(2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

For Isaac Brothers L.L.C.:

9000 shares were purchased on October 30, 2000, at the price per share of $1.06
4000 shares were purchased on November 16, 2000, at the price per share of $1.06
5000 shares were purchased on November 17,2000, at the price per share of $1.06 via Investec Ernst (brokerage) and initiated by Paul J. Isaac.
	For Paul J. Isaac:
		9000 shares were purchased on October 23, 2000, at the price per share of $1.13
		via Investec Ernst (brokerage)
	For Benjamin I. Isaac:
		9000 shares were purchased on November 7, 2000, at the price per share of $1.13
		via Investec Ernst and initiated by Paul J. Isaac


(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company
Act of 1940 or the beneficiaries of
an employee benefit plan, pension fund or endowment fund is not required.

	Paul J. Isaac has the power to direct the receipt of dividends from or the proceeds from the sale of such
	Securities.  He currently owns 4.43% of the stock

(e) If applicable, state the date on which the reporting person ceased to be the
beneficial owner of more than five
percent of the class of securities.
Instruction. For computations regarding securities which represent a right to
acquire an underlying security, see Rule
13d-3( d)( I) and the note thereto.
	none
Item 6. Contracts, Arrangements, Understandings or Relationships
with Respect to
Securities of the Issuer
	The Reporting Person , as one of the Executors of his
father's will and
manager of the Isaac Brothers L.L.C.
partnership, is understood by the family to have power to vote dispositive power
over the securities purchased from this
issuer.   Please see Item 7 below for Exhibits.

Item 7. Material to Be Filed as Exhibits
Will of Irving H. Isaac
SIXTH: (A) I appoint my wife, MARJORIE S.
ISAAC, and my son, PAUL, as Executors of this will. If my said wife shall fail to qualify for said office or shall cease to act prior to the completion of the duties of said office, then I direct that no successor be appointed. If my said son, PAUL, shall fail to qualify for said office or shall cease to act prior to the completion of the duties of said office, then I appoint my son, DANIEL, as successor Executor of this will.
I appoint my said wife, my Son, PAUL, and my friend, STEPHEN R.
EHRLICH, as
Trustees of the trust for
my said wife's benefit created under this Will. I appoint my son, PAUL, and
STEPHEN R. EHRLICH, as Trustees of
every other trust created under this will. If at any time my said wife or any of my issue shall he serving as Trustee of any of the trusts created under this will without an Independent Trustee serving with him or her, I direct that he or she shall appoint an independent Trustee to serve with him or her.
I authorize each of my Trustees to appoint any individual or bank or trust company as his successor, such appointment to take effect at such time as shall be specified in the instrument of appointment, and to revoke any such contingent appointment prior to its taking effect.
Each substitute or successor Executor or Trustee shall succeed to all of the rights, powers and discretions conferred upon my original Executors and Trustees.
Each appointment of a successor Executor or Trustee and each revocation of a contingent appointment shall be made in a signed and acknowledged instrument filed in the Court in which this
Will is admitted to domiciliary
probate.
If at anytime there shall be no Executor or Trustee appointed or service under this Will, then I appoint
FIDUCIARY TRUST COMPANY OF NEW YORK to act as successor Executor and /or
Trustee.
(B) I direct that no person named herein or appointed pursuant to the provisions hereof to act in a fiduciary capacity shall be required to give or file any bond for the faithful performance of his or her duties in any jurisdiction whatsoever.




























OPERATING AGREEMENT

OF

ISAAC BROTHERS, L.L.C.





This Operating Agreement (the "Operating Agreement"), dated as of
November 25,
1997, is entered into by and
between Paul I. Isaac, Frederick I. Isaac and Daniel H. Isaac as all of the initial members of Isaac Brothers, L.L.C. (the
"Company"), a limited liability company organized under the laws of the State of
Delaware.

ARTICLE I

 Definitions
1.1. Capitalized Terms. For all purposes of this Operating Agreement, the following terms shall have the meanings set forth below:
"Act" means the Delaware Limited Liability Company Law (Title 6
18-101 et.
seq.), as amended from time to time.
"Adjusted Capital Account Deficit" means the deficit balance, if any, in the
Capital Account of a Member as of the end of the relevant Fiscal Year, after debiting to such Capital Account the items described in Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.
This definition is intended to comply with
Section 1.704-1 (b )(2)(ii)( d) of the Regulations and is to be interpreted consistently with that provision.
'
"Affiliate" means any corporation or other entity controlling, controlled by or under common control with a Person.
"Certificate of Formation " means the articles of organization referred to in
Section 203 of the Act to be filed for the Company, and such articles as amended, in the form of Exhibit A.


Authorized Agent" means the Manager, any agent or agents designated by the
Manager, which shall be authorized to
act on behalf of Company.

 "Bankruptcy" means the filing of a voluntary case in bankruptcy under the federal bankruptcy law, and, in addition, any other status constituting bankruptcy within the meaning of the Act.

"Basic Documents" shall mean this Operating Agreement, the Certificate of
Formation, and the other documents and
certificates delivered in connection therewith.
"Business Day" means any day on which banks are not authorized or required to close in New York and on which the New York Stock Exchange is open for trading.
"Capital Account" means, as to any Member, the amount of such Member's Capital
Contributions, plus the distributive
share of any income or gain that is allocated to such Member under
Article III,
minus the sum of (a) the amount of cash
and the fair market value of the property, if any, distributed to such Member under Article VII, and (b) the distributive share of any expense or loss that is allocated to such Member under Article III.
Each of the foregoing items will be
computed in accordance with federal income tax accounting principles, as modified by Section 1.704-1(b)(2)(iv) of the Regulations.
"Capital Contribution" means an equity contribution to the Company.

"Cash Available For Distribution" means the excess of cash
received from
operations of the Company during the
Distribution Period immediately preceding the date of distribution under Section
7.1 (and excess cash, if any, from any
prior Distribution Period), less (a) the total cash disbursements of the Company
for such Distribution Period and (b) a
reasonable allowance for reserves, contingencies and anticipated obligations, as
determined by the Manager.
"Code" shall mean the Internal Revenue Code of 1986, as amended. "Company" has the meaning set forth in the first paragraph hereof. "Company Office" means the principal offices of the Company located at 7
Douglas Lane, Larchmont, New York 10538.
"Distribution Period" means each of the four three-month periods during the
Fiscal Year, with the first Distribution Period beginning on the first day of
the Fiscal Year and ending on the last day of
third month, and with each successive Distribution Period
beginning on the day
after the end of the prior Distribution
Period.
"Distribution Date" means the date on which any distribution is made to the
Members.
"Event of Bankruptcy" shall occur, with respect to any Person, if such Person
shall commence a voluntary case
concerning itself under Title II of the Federal Bankruptcy Code
(II U.S.C.  101
et. seq.) (the "Bankruptcy Code"); or
an involuntary case shall be commenced against such Person and the petition shall not be controverted within twenty days, or shall not be dismissed or stayed within sixty days, after commencement of the case; or a custodian (as defined in the Bankruptcy Code) shall be appointed for, or shall take charge of all or substantially all of the property of such Person; or if such Person shall commence any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, winding up, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to such Person; or there shall be commenced against such Person; any such proceeding which remains undismissed or unstayed for a period of sixty days; or any order of relief or other order approving any such case or proceeding .shall be entered;
or if such Person shall suffer any appointment of any custodian or the like for
It or any substantial part of I
its property to continue undischarged or unstayed for a period of sixty days; or if such Person I shall make a general assignment for the benefit of creditors.
"Fiscal Year" means the period determined in Section 3.5.

"GAAP" means generally accepted accounting principles.
"Manager" means Paul J. Isaac, unless a successor Manager is appointed pursuant to Article XI of this Operating
Agreement.
"Member" means the Person in whose name a Certificate is registered in the
Register maintained by the Manager.
"Net Revenues" means with respect to any period, the amount by which all revenues of the Company from the operations of the Company exceed operating, administrative and other costs, each determined in accordance with
GAAP, consistently applied.
"Operating Agreement" shall mean this Operating Agreement, as the same may be amended and supplemented from time to time.
"Percentage Interest" shall mean, when used with respect to any Member, such
Member's proportion, expressed as a
percentage, of the total beneficial interest in the Company, which with respect to any Member shall be based upon the number of Units allocated to such Member in relation to the aggregate number of
Units allocated to all of the Members.
"Person" shall mean an individual, partnership, corporation, limited liability company, a joint stock company, trust
(including a business trust), unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof.
"Regulations" means the U.S. Department of the Treasury regulations promulgated under the Code and any successor regulations, and references to particular sections of the Regulations shall be deemed to include references to the appropriate modified or amended provisions of such successor regulations.
"Secretary of State" shall mean the Secretary of State of the State of Delaware.


"Tax Matters Partner" has the meaning set forth in Section 3.4.

"Termination Date" means the date when the Company Assets have been disposed; of or sold by the Manager or other
Person responsible for winding up and dissolving the Company and the final distribution by the Manager or such Person of all moneys or other property or proceeds of the Company have been made pursuant to the terms of this Operating Agreement.
"Transferee" has the meaning set forth in Section 4.3.
 "Units" has the meaning set forth in Section 3.8.
1.2. Statement of Intent. The Company is intended to qualify and be classified
I as a partnership under Regulation 310.7701-3, and it is neither the purpose nor the intent of the ~ parties hereto to create an association taxable as a corporation.
ARTICLE II
Formation of the Company; Offices,

2.1. Formation of Limited Liability Company. The Members hereby agree to li organize and associate themselves as members in a Delaware limited liability company in accordance with the Act, this
Operating Agreement and the
Company's Certificate of Formation.
 .The Members shall form the Company pursuant to the Act by causing the
Certificate of Formation, in the form
attached as Exhibit A hereto, to be filed with the Secretary of the State of
Delaware.
2.2. Business Purpose. The Company is formed for the purpose of carrying on any lawful business, purpose or activity for which limited liability companies may be formed under the Act; provided, that without the unanimous consent of the Members, the Company will only have the purpose and the power to engage in the following activities:
(a) to issue Units pursuant to this Operating Agreement to the Members in consideration for the contributions by the Members described in
Section 3.1;
(b) to use the contributions from the Members pursuant to Section
3.1 to pay the
organizational, start-up and
transactional expenses of the Company and certain transaction costs incurred by the Company in connection with the execution and performance of the Basic Documents and to pay for all ongoing business expenses incurred by the
Company;

( c ) to enter into and perform the Company's obligations, and enforce the
Company's rights, under the Basic
Documents to which it is a party;
(d) in the event of a dissolution and liquidation of the Company pursuant to
Section 10.2, to take all steps necessary to wind up its affairs, including the sale of assets, subject to the terms of the
Basic Documents;
( e ) to make distributions in accordance with Article VII hereof;
(f) to engage in those activities, including entering into agreements, that are necessary , suitable or convenient to accomplish the foregoing or are incidental thereto or connected therewith; and
(g) subject to compliance with the Basic Documents, to engage in such other activities as may be required in connection with conservation of the Company's Assets and the making of distributions to the Members.
2.3. Term of the Company. The Company's existence will commence upon the filing of the Articles of Organization with the Secretary of State and shall continue in perpetuity unless sooner terminated in accordance with the provisions of this Operating Agreement or the Act.
2.4. Liability to Third Parties. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Manager of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or acting as a
Manager of the Company.
2.5. Principal Office. The Company may have such offices or places of business, either within or without the State of Delaware, as the Members may designate or as the business of the Company may from time to time require. The principal office of the Company is 7 Douglas Lane, Larchmont, New York 10538.
2.6. Registered Agent. The initial registered agent of the Company is
Corporation Service Company.
2.7. Registered Office. The address of the initial registered office of the
Company is:
1013 Centre Road
Wilmington, Delaware 19805


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in thei statement is true, complete and correct.
December 29, 2000
Paul J. Isaac
Manager, Isaac Brothers L.L.C